Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

September 17, 2010

BY FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Mark P. Shuman, Legal Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	The KEYW Holding Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed August 18, 2010 File No. 333-167608

Dear Mr. Shuman:

On behalf of The KEYW Holding Corporation (the “Company”), this letter is in response to the comments of the staff ( the “Staff”) of the Securities and Exchange Commission, dated September 3, 2010 to Leonard E. Moodispaw, with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses to the Staff’s comments.

Unaudited Pro Forma Financial Information, Page 39

1.
We note that you added financial information to page 41 in response to prior comment 4.  However, it appears that you moved the information that was previously disclosed on page 44 of Amendment No. 1 to this section instead of the pro forma financial information that was previously disclosed on page 45 of Amendment No. 1 (i.e., what you present on page 11 of Amendment No. 2 should be disclosed instead).  Please revise.

The Company notes the Staff’s comment and has revised the Registration Statement accordingly.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Boulder Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb

United States Securities and Exchange Commission	- 2 -	September 17, 2010

Critical Accounting Estimates and Assumptions; Stock Valuation, page 51

2.
You indicate in your response to prior comment 8 that the value assigned to the contingent shares issuable for the TAG acquisition was based on the per share value of the IIT acquisition.  In addition, you indicate you feel the $3.75 increase in stock price from the December 2009 valuation to the IIT acquisition valuation was reasonable based on the increase to revenue and net income from these acquisitions.  Revise to disclose the type of valuation analysis performed, if any, during your negotiations between IIT and the company to support the per share price of $9.25.  Please ensure that you address how this analysis compared to the methodologies used in the December 2009 analysis, including disclosure of any material changes in assumptions.

The Company conducted a valuation in March 2010 in connection with an acquisition involving arms’ length negotiations with an unrelated party.  The Company’s March 2010 analysis included valuation methodologies comparable to the analysis the Company utilized in its December 2009 valuation of equity grants and involved the following components: projected EBITDA of the Company, projected fully diluted shares, and market valuation multiples for comparative companies.  As noted in response to prior Comment No. 8, the March 2010 valuation took into account the fact that the 2010 acquisitions significantly enhanced the Company’s projected results and prospects, without a commensurate increase in fully diluted shares.  As a result, the principal difference in value that  ensued from these two valuations resulted from a significant increase in the estimated EBITDA of the Company as a result of the 2010 acquisitions and a proportionately smaller increase in fully diluted shares outstanding as a result of the 2010 acquisitions.

We hope the foregoing is useful in assisting the Staff’s understanding of how the Company’s 2010 valuation was completed.  While we respectfully submit that prospectus disclosure is not warranted since reconciliations of valuations between these two valuation dates would not be called for under the AICPA Guide for the Valuation of Privately-Held-Company Equity Securities Issued as Compensation (e.g., because the second valuation date in question involved an arms’ length acquisition, as opposed to a compensatory grant of equity), additional language has been added to the Registration Statement in response to your comment.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (267) 675-4675.

Sincerely,

Brian J. Lynch

Partner
brian.lynch@hoganlovells.com